Exhibit (a)(5)(K)

Comtech Telecommunications Corp. Extends Tender Offer for TeleCommunication Systems, Inc. Until
February 18, 2016

MELVILLE, NY — Comtech Telecommunications Corp. (NASDAQ: CMTL or “Comtech”) today announced that its wholly owned subsidiary, Typhoon Acquisition Corp. (“Merger Sub”), has extended its tender offer (the “Offer”) to purchase all the issued and outstanding shares of Class A common stock, par value $0.01 per share (the “Class A Shares”), and Class B common stock, par value $0.01 per share (the “Class B Shares,” together, with the Class A Shares, the “Shares”), of TeleCommunication Systems, Inc., a Maryland corporation (“TCS”), at a price of  $5.00 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes. All terms and conditions of the Offer, other than the expiration date, remain the same.

The Offer will now expire at 5:00 p.m., New York City time, on Thursday, February 18, 2016. The Offer was previously scheduled to expire at 5:00 p.m., New York City time, on Wednesday, February 3, 2016. The Offer was extended to allow for the satisfaction of the conditions to the Offer.

As of February 2, 2016, approximately 22,544,375 Shares, representing approximately 35.64% of the currently issued and outstanding Shares, had been validly tendered and not properly withdrawn pursuant to the Offer. We anticipate that additional shares will be tendered and that the Merger will be completed on February 23, 2016.

The Offer is being made pursuant to a previously disclosed Agreement and Plan of Merger, dated as of November 22, 2015, among Comtech, Merger Sub and TCS (the “Merger Agreement”). Under the Merger Agreement, Merger Sub will not be obligated to purchase any tendered Shares unless, at the expiration of the Offer, there have been validly tendered in the Offer and not properly withdrawn that number of Shares (not including any Shares tendered pursuant to guaranteed delivery procedures unless and until such Shares are actually delivered in accordance with the terms of the Offer) which, together with any Shares then owned by Comtech, Merger Sub or its other subsidiaries (if any), would represent a majority of the issued and outstanding Shares entitled to vote on the matter (the “Minimum Condition”). If the Minimum Condition is satisfied and Merger Sub purchases the Shares that are validly tendered and not validly withdrawn, subject to certain conditions, TCS will promptly be merged with and into Merger Sub (the “Merger”) in a transaction in which Comtech will become the sole stockholder of TCS and the persons who are stockholders of TCS immediately prior to the Merger will receive the same amount per share that they would have received if they had validly tendered their TCS common stock in response to the Offer. The Offer is subject to certain conditions in addition to the Minimum Condition, including the completion of a 19 consecutive business day marketing period (subject to certain blackout periods described in the Merger Agreement).

About Comtech Telecommunications Corp.

Comtech Telecommunications Corp. designs, develops, produces and markets innovative products, systems and services for advanced communications solutions. Comtech sells products to a diverse customer base in the global commercial and government communications markets. Comtech believes it is a leader in most of the market segments that it serves.

About TeleCommunication Systems, Inc.

TeleCommunication Systems, Inc., headquartered in Annapolis, Maryland, is a world leader in secure and highly reliable wireless communications. TCS’ patented solutions, global presence, operational support and engineering talent enable 911, commercial location-based services and deployable wireless infrastructure; cybersecurity; defense and aerospace components; and applications for mobile location-based services and messaging. TCS’ principal customers are wireless network operators, defense and public safety government agencies, and Fortune 150 enterprises requiring high reliability and security.

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Additional Information

This news release and the description contained herein is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of TCS. Comtech and its wholly owned subsidiary, Typhoon Acquisition Corp., have filed with the Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer, and TCS has also filed a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Comtech, Typhoon Acquisition Corp. and TCS have mailed these documents to the stockholders of TCS. These documents, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, contain important information about the tender offer and TCS stockholders are urged to read them carefully. Stockholders of TCS may obtain a free copy of these documents and other documents filed by TCS, Comtech or Typhoon Acquisition Corp. with the SEC at the website maintained by the SEC at www.sec.gov. In addition, stockholders may obtain a free copy of these documents by contacting Innisfree M&A Incorporated, the information agent for the tender offer, toll-free at (888) 750-5834 or (212) 750-5833 for banks and brokers.

Cautionary Statement Regarding Forward-Looking Statements

Certain information in this press release contains forward-looking statements regarding Comtech, including but not limited to, information relating to Comtech’s future performance and financial condition, plans and objectives of Comtech’s management and Comtech’s assumptions regarding such future performance, financial condition, plans and objectives that involve certain significant known and unknown risks and uncertainties and other factors not under Comtech’s control which may cause actual results, future performance and financial condition, and achievement of plans and objectives of Comtech’s management to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors include, among other things: the risk that the acquisition of TCS may not be consummated for reasons including that the conditions precedent to the completion of the acquisition may not be satisfied or the occurrence of any event, change or circumstance that could give rise to the termination of the merger agreement; the possibility that the expected synergies from the proposed merger will not be realized, or will not be realized within the anticipated time period; the risk that Comtech’s and TCS’ businesses will not be integrated successfully; the risk that requisite regulatory approvals will not be obtained; the possibility of disruption from the merger making it more difficult to maintain business and operational relationships or retain key personnel; any actions taken by either of the companies, including but not limited to, restructuring or strategic initiatives (including capital investments or asset acquisitions or dispositions); the timing of receipt of, and Comtech’s performance on, new orders that can cause significant fluctuations in net sales and operating results; the timing and funding of government contracts; adjustments to gross profits on long-term contracts; risks associated with international sales, rapid technological change, evolving industry standards, frequent new product announcements and enhancements, changing customer demands, and changes in prevailing economic and political conditions; risks associated with Comtech’s legal proceedings and other matters; risks associated with Comtech’s obligations under its revolving credit facility; and other factors described in Comtech’s and TCS’ filings with the SEC.

Media Contact for Comtech Telecommunications Corp.:

Michael D. Porcelain, Senior Vice President and Chief Financial Officer

(631) 962-7103

Info@comtechtel.com

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